SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103

(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the item in this Amendment No. 3.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraph immediately after the second paragraph under the subsection entitled “Regulatory Approvals—United States” on page 57 of the Schedule 14D-9:

“The Exon-Florio Amendment provides for national security reviews and, where appropriate, investigations by CFIUS of transactions in which a foreign person or entity acquires control of a U.S. business.  CFIUS review of a covered transaction is subject to an initial 30-day review period that may be extended by CFIUS for an additional 45-day investigation period.  Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case.  As agreed to by the parties pursuant to the terms of the Merger Agreement, on February 11, 2014, the parties timely filed with CFIUS a joint voluntary notice, which CFIUS accepted for review by letter dated February 21, 2014.  In that letter, CFIUS confirmed that February 21, 2014 is the first day of the initial 30-day review period, and that this initial review will conclude no later March 24, 2014.  On or by that date, CFIUS may terminate its review of the transaction or initiate an additional 45-day investigation.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Jason Gray
Jason Gray
Senior Vice President, General Counsel and Corporate Secretary

Date: February 21, 2014

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